

September 12, 2014

Via E-mail
Mr. James Offerdahl
Chief Financial Officer
Bazaarvoice, Inc.
3900 North Capital of Texas Highway
Suite 300
Austin, Texas 78746-3211

> **Re:** **Bazaarvoice, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2014**
> **Filed June 26, 2014**
> **File No. 001-35433**

Dear Mr. Offerdahl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 48

1.   We note that because you invoice your customers in a variety of installments, your deferred revenue does not represent the total contract value of your non-cancellable subscription agreements. Please tell us what consideration you gave to disclosing backlog as required by Item 101(c)(1)(viii) of Regulation S-K.

2.   We note that your recent earnings calls discuss client launches, which you described as a key metric, the number of clients using the freemium model of your connections platform, clients converting from your freemium model to a revenue-generating service, the number of network clients and several traffic statistics. Please tell us what consideration you have given to discussing these metrics as well as any associated trends for each period presented in your MD&A disclosure. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, please consider Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 58

3.   We note your disclosure on page 59 that the increase in accounts receivable from fiscal 2013 was primarily due to increased billings. We also note that this increase was disproportionate to revenue growth. For example, accounts receivable increased approximately 42% from April 30, 2013 while revenues only increased 15% from fiscal year 2013 or 11% from Q4 2013.   We also note that DSO appears to have increased significantly as of April 30, 2014 compared to April 30, 2013. Please tell us what consideration was given to providing a discussion of DSO and the factors that have impacted the change in accounts receivable, such as the timing of large deals, changes in billing terms or changes in collections, to the extent applicable. Please refer to Section IV.B of SEC Release No. 33-8350 for further guidance.

Consolidated Financial Statements

Note 3. Discontinued Operations, page 83

4.   Please tell us more about how you determined that only $9 million in goodwill should be allocated to the PowerReviews business. As part of your response, tell us how you considered the fact that the DOJ settlement required you to "divest all of the net assets of the PowerReviews business." Also, please refer to the authoritative guidance you relied on when determining the amount of goodwill that should be allocated.

Note 19. Operating Segment and Geographic Information, page 103

5.   We note your disclosure of "Americas" revenue. Please tell us what consideration you gave to ASC 280-10-50-41, which requires you to disclose revenues for the United States, your country of domicile.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief